EXHIBIT 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT

BETWEEN THE COMPANY AND PACCAR

(Millions of Dollars)

	Six Months Ended
	June 30
	2006		2005

FIXED CHARGES
Interest expense	$73.3		$43.1
Facility and equipment rental	1.0		1.0

TOTAL FIXED CHARGES	$74.3		$44.1

EARNINGS
Income before taxes	$66.6		$58.4
Depreciation	37.8		32.1
	104.4		90.5

Fixed charges	74.3		44.1

EARNINGS AS DEFINED	$178.7		$134.6

RATIO OF EARNINGS TO FIXED CHARGES	2.41	X	3.05	X